Exhibit 99.1

MicroCloud Hologram Inc. Announces Results of its 2024 Extraordinary Meeting of the Shareholders

Shenzhen, China, January 30, 2024 – MicroCloud Hologram Inc. (NASDAQ: HOLO), (the “Company”), today announced that its 2024 Extraordinary General Meeting of the Shareholders (the “EGM”) was duly held on January 26, 2024, at the Company’s headquarters in Shenzhen, China. At the EGM, the following proposals were approved and adopted:

1.	THAT with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.001 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association(the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each

TO US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation be rounded up to the nearest whole number of shares.

2.	THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each

TO US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each (the “Share Capital Increase”), by the creation of an additional 450,000,000 shares of a nominal or par value of US$0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company.

Following the EGM, the Board will cause the filing of the requisite corporate documents with the Cayman Islands Companies Register as soon as practicable to effect the Share Consolidation and Share Capital Increase.

Beginning at or around 9:00AM EST, February 2, 2024, the Company’s ordinary shares will trade on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of G55032208.

When the Share Consolidation becomes effective, every ten (10) share of the Company’s issued and outstanding Ordinary Shares will be combined into one (1) issued and outstanding Ordinary Share. This will reduce the number of outstanding Ordinary Shares from 59,412,034 shares to 5,941,209 shares, after giving effect to the treatment of fractional shares described below.

No fractional shares will be issued in connection with the Share Consolidation. Shareholders who would otherwise receive a fraction of an Ordinary Shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares.

The Reverse Stock Split is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Ordinary Shares on NASDAQ.

Furthermore, following the Reverse Stock Split, the Exercise Price of the Company’s Warrants (NASDAQ: HOLOW) to purchase Ordinary Shares will be adjusted from $11.50 to $115.00 pursuant to the Warrant Agreement

Additional information about the reverse stock split can be found in the Company’s Notice of Extraordinary General Meeting to the Shareholders and proxy statement furnished to the Securities and Exchange Commission on January 12, 2024, a copy of which is available at www.sec.gov.

About MicroCloud Hologram Inc.

MicroCloud is committed to providing leading holographic technology services to its customers worldwide. MicroCloud ’s holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). MicroCloud also provides holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. MicroCloud ’s holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of MicroCloud’s holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. For more information, please visit http://ir.MicroCloud holo.com/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic; financial condition and results of operations; the expected growth of the holographic industry and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 10-K and current report on Form 6-K and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

MicroCloud Hologram Inc.

Email: IR@mcvrar.com

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